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                             November 22, 2023

       Rui Chen
       Chief Executive Officer
       Bilibili Inc.
       Building 3, Guozheng Center
       No. 485 Zhengli Road, Yangpu District
       Shanghai, 200433
       People   s Republic of China

                                                        Re: Bilibili Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 27,
2023
                                                            File No. 001-38429

       Dear Rui Chen:

              We have reviewed your November 13, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 17,
       2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 3. Key Information, page 5

   1.                                                   The Company   s
response to prior comment 3 shows that a significant portion of the
                                                        Company   s total
present assets on a consolidated basis consisted of investment securities as of June 30, 2023.

                                                        1.   Please provide a
detailed legal analysis as to whether the Company is primarily engaged in the
business of investing, reinvesting or trading in securities under
                                                             Section 3(a)(1)(A)
of the Investment Company Act of 1940 (the    Act   ) when
                                                             considering the
fifth factor under Tonopah,    the nature of the issuer   s present
                                                             assets.    Please
also advise as to the percentage of the Company   s consolidated assets
 Rui Chen
Bilibili Inc.
November 22, 2023
Page 2
            that consist of investment securities as of the fiscal quarter ending September 30,
            2023.
       2.   To the extent that the Company   s consolidated holdings in
investment securities are
            not materially different from its holdings as of June 30, 2023, please include a risk factor in future 20-F filings addressing the risk that the Company may be considered
            an    investment company    under the Act and the associated
consequences. Please
            provide a draft copy of such risk factor with your response.
2.    We note that the Company   s response to prior comment 3 describes cash
to include,
      among others,    highly liquid investments [ . . . ] with original
maturities from the date of
      purchase of three months or less.

       1. Please describe these investments in detail, and please also provide analysis as to why you consider such investments to be cash items for purposes of Section
            3(a)(1)(C) of the Act.
       2.   In addition   assuming for this purpose that these assets are
classified as investment
            securities rather than as cash items   please (i) advise as to the
percentage of the
            Company   s assets that consist of investment securities on a
consolidated basis and
            (ii) provide an updated analysis under Section 3(a)(1)(C) of the Act for each issuer holding such investments on an unconsolidated basis, in each case as of September
            30, 2023.
3.    In your response to prior comment 6, you state:    Because no market
quotations are readily
      available for the securities of any of the VIEs, the    value    of such
relationships for
      purposes of section 2(a)(41) of the Act are the book values of each VIE, which reflect the fair value of such relationships as determined in good faith by the
Company   s Board of
      Directors in accordance with section 2(a)(41)(A) of the Act.    Please
explain with greater
      specificity how this value was determined, including citations to relevant legal authority under the Act and, as necessary, supporting accounting guidance, models or methods.
       Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,
FirstName LastNameRui Chen
                                                             Division of
Corporation Finance
Comapany NameBilibili Inc.
                                                             Office of
Technology
November 22, 2023 Page 2
cc:       Haiping Li
FirstName LastName